NO ACT

PE
1-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011532

Received SEC

MAR 24 2009

Washington, DC 20549

March 24, 2009

Christopher A. Butner
Assistant Secretary Corporate Governance
and Managing Counsel
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-09

Re: Chevron Corporation
Incoming letter dated January 23, 2009

Dear Mr. Butner:

This is in response to your letters dated January 23, 2009 and March 5, 2009 concerning the shareholder proposal submitted to Chevron by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, the Pennsylvania Treasury Department, Amnesty International of the U.S.A., Inc., the New York State Common Retirement Fund, and Trillium Asset Management Corporation on behalf of Alexandra Lorraine. We also have received letters on the proponents' behalf dated February 19, 2009 and March 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

Leo Pandeladis
Deputy State Treasurer and Chief Counsel
Treasury Department
Commonwealth of Pennsylvania
Harrisburg, PA 17120-0018

Erica Razook
Director, Business and Human Rights
Amnesty International of the U.S.A., Inc.
322 Eighth Avenue
New York, NY 10001-8001

Thomas P. DiNapoli
State Comptroller
State of New York
Office of the State Comptroller
110 State Street
Albany, NY 12236

Shelley Alpern
Vice President
Director of Social Research and Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

March 24, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 23, 2009

The proposal requests that the board prepare a report on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and the company's reputation.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

March 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

This letter is a brief reply on behalf of the Funds to the letter dated March 5, 2009 that Chevron Corporation ("Chevron" or "the Company") submitted in further support of its no-action request.

First, the Funds reassert their position that, contrary to Chevron's allegations, it is clearly evident that the Teamsters' proposal and the Funds' Proposal do not share a principal thrust and focus. The Funds' Proposal pertains to environmental and public health issues. Unlike the Funds' Proposal, the Teamsters' proposal relates to human rights. Further, the Funds' Proposal is concerned with applying the highest environmental standards in the countries in which the Company operates. Unlike the Funds' Proposal, the Teamsters' proposal relates to whether or not the Company should operate in countries that provide insufficient protections. Consequently, such dissimilarities do not allow the Funds' Proposal to be excluded under Rule 14a-8(i) (11).

Second, Chevron again argues unconvincingly that the Funds'Proposal is vague because the reference to "their adequacy" fails to state whether the requested report should be on the adequacy of Chevron's own policies and procedures, or on the adequacy of host country laws and regulations. The Company's allegation of ambiguity flies in the face of a common sense reading of the resolution. Further, if it was the intent of the proponents to ask for a report on the adequacy of the Company's own policies and procedures, it would have constructed the Resolved Clause accordingly: "RESOLVED: The shareholders request that the Board prepare a report ... on the adequacy of the policies and procedures that guide Chevron's assessment of host country laws ..." Thus, since the Funds' Proposal is not vague or indefinite, it may not be excluded under Rule 14a-8(i) (3).

Therefore, the Funds reiterate their request that Chevron's request for "no-action" relief be denied.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Christopher A. Butner, Esq.
Assistant Secretary and Managing Counsel
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

March 5, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of New York City Employees' Retirement System
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

We refer you to our letter, dated January 23, 2009 , requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes from its 2009 definitive proxy materials a stockholder proposal (the "Proposal") and statements in support thereof submitted by the New York City Employees' Retirement System and certain co-proponents (collectively, the "Proponents") from Chevron's 2009 proxy materials.

In our original no-action request, we indicated that Chevron may exclude the Proposal from its definitive proxy materials under Rules 14a-8(i)(3) (vague and indefinite), (i)(6) (beyond the Board's power or authority to implement) and (i)(11) (substantially duplicative). We have received a copy of the Proponents' correspondence to the Staff, dated February 19, 2009, which concerns our original no-action request (the "Proponents' Letter"). The Proponents make various arguments as to why the Staff should deny Chevron's no-action request.

The purpose of this letter is to respond to several of the arguments raised in the Proponents' Letter. We have not attempted to address every argument in the Proponents' Letter, electing instead to rely upon the content of our original no-action request, and our failure to do so should not be construed as a waiver of any arguments made in our original no-action request. Pursuant to Rule 14a-8(j) we are concurrently sending a copy of this correspondence to the Proponents.

A copy of the Proposal, its supporting statements and related correspondence was attached to our original no-action request.

RESPONSE TO PROPONENTS' LETTER AND ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates the Teamsters Proposal.

Proponents argue that Chevron has not shown that the Proposal substantially duplicates a stockholder proposal Chevron received on December 1, 2008, from the International Brotherhood of Teamsters (the "Teamsters Proposal"). A copy of the Teamsters Proposal was attached to our original no action request.

To support its argument, Proponents have restated the four principal points of similarity between the two proposals that we advanced in our original no-action request and attempted to demonstrate that our characterization of these similarities is erroneous. *See Proponents' Letter at pages 2-4.* However, in our view the Proponents attempt to refute these points of similarity and distinguish the proposals is misleading and distorts the principal thrust or principal focus of the two proposals.

To recapitulate, in our original no-action request we argued that although phrased differently, the principal thrust or principal focus of the Proposal and the Teamsters Proposal are the same because:

1) both reflect a concern over the company's criteria for determining whether to operate in various countries;

2) both request that Chevron analyze the potential effects to Chevron's reputation and brand resulting from Chevron's presence in various countries;

3) the supporting statements in both focus on Chevron's presence in countries which the Proponent implies have environmental and human rights problems (*e.g.*, Myanmar, Ecuador, Niger, Angola, China and Kazakhstan); and

4) the supporting statements in both focus on the perceived damage to Chevron's reputation arising from its presence in many of these countries.

Concerning (1) above, Proponents argue that, while the Teamsters Proposal "reflects a concern over the company's criteria for determining whether to operate in various countries," the Proposal does not. Proponents argue that "such concern is not reflected in the Resolved Clause, supporting statement or whereas clauses" in the Proposal. *See Proponents' Letter at page 3.* This is not an accurate representation of the Proposal. The Proposal explicitly highlights several regions (i.e. Africa, Asia and Latin America) and countries (i.e. Ecuador, Burma and Nigeria) where Chevron operates and the national regulatory regimes may not be sufficient to protect human health and the environment. *See Proposal at WHEREAS para. 2.* The patently obvious implication of this assertion is that Chevron should not be operating in such countries with insufficient protections. Why else would the Proponents' seek a report concerning Chevron's policies and procedures that "guide Chevron's assessment of host country laws and regulations" if not to then to highlight Chevron's operations in countries that the Proponents deem less protective of human health, the environment and Chevron's reputation? *See Proposal at RESOLVED.*

Concerning (2) above, Proponents argue that while the Teamsters Proposal requests that "Chevron analyze the potential effects to Chevron's reputation and brand resulting from Chevron's presence in various countries," the Proposal does not. Proponents argue that "nothing in the Resolved Clause, the supporting statement, or the whereas clauses raises any concerns about adverse publicity from Chevron's choice of which countries to invest in." *See Proponents' Letter at page 3.* This is not only an inaccurate representation of the Proposal but it is contrary to the Proponents' Letter. First, the Resolved Clause in the Proposal expressly links any assessment of host country laws with "their adequacy to protect human health, the environment and our company's reputation." *See Proposal at RESOLVED.* If, as Proponents claim, the Proposal does not raise "any concerns about adverse publicity from Chevron's choice of which countries to invest in," why would Proponents ask for a report of Chevron's policies and procedures that "guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect . . . our company's reputation." As is made clear by any reasonable reading of the Proposal in its entirety, Proponents are clearly concerned about Chevron's reputation and the risks thereto. *See, for example, Proposal at WHEREAS, para. 4-9 and SUPPORTING STATEMENT.* Second, the Proponents' themselves admit, in connection with (4) above, that the Proposal does indeed deal with "the reputational impact of not protecting health and the environment." *See Proponents' Letter at page 4.* This is restated later in Proponents' Letter in an attempt to rebut our vagueness argument; there Proponents assert that "the resolution is clearly seeking a report on the adequacy of host country laws and regulations to protect human health and the environment and thereby to protect Chevron's reputation as well." *See Proponent's Letter at page 6.*

Concerning (3) above, proponents argue that none of the supporting statements in either of the Teamsters proposal or the Proposal "focus on Chevron's presence in countries which the Proponent implies have environmental and human rights problems." *See Proponents' Letter at pages 3-4.* This is not an accurate representation of either proposal. The Proposal expressly identifies several regions (i.e. Africa, Asia and Latin America) and countries (i.e. Ecuador, Burma and Nigeria) with purported environmental and human rights problems. Some of these same countries are mentioned in the Teamsters Proposal as having egregious human rights records. Moreover, it is simply disingenuous for Proponent's to argue that the Proposal has nothing to do with human rights simply because those two words don't appear in the Proposal. Any reasonable company would be hard pressed to explain why "human health, " "health and welfare of local communities," "civil unrest" and "environmental damage" are not human rights issues. *See Proposal at WHEREAS, para. 2, 4 and 7.*

Finally, concerning (4) above, Proponents argue that while the supporting statements in the Teamsters Proposal do "focus on the perceived damage to Chevron's reputation arising from its presence in many of these countries," the supporting statements in the Proposal do not. This is not an accurate representation of the supporting statements in the Proposal. Recall that the Proposal requests a report "on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation." *See Proposal at RESOLVED.* The proposed report includes the adequacy of host country laws to "protect. .. our company's reputation" precisely because almost the entirety of the supporting statements in the Proposal are concerned with the apparent affects on Chevron's reputation arising from Chevron's "practices that allegedly have caused environmental damage and harmed the health and welfare of local communities." *See Proposal at WHEREAS, para. 4.* Why else would the Proposal focus on Chevron's alleged missteps in Ecuador, Nigeria and Burma, rather than those countries own regulatory regimes, if not to highlight the perceived risks to Chevron's reputation?

In summary, the point of the foregoing is that the Proponents' have not accurately represented the principal thrust or principal focus of either proposal. The principal thrust or principal focus of the two proposals is indeed the same.

As stated in our original no-action request, Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Cooper Industries Ltd.* (avail. Jan. 17, 2006); *Ford Motor Co.* (avail. Feb. 19, 2004); *General Motors Corp.* (avail. Mar. 13, 2008); *Wyeth* (avail. Jan. 21, 2005) (all of which are discussed in our original no-action request.) For the reasons stated above and in our original no-action request, we respectfully submit that the principal thrust or principal focus of the Proposal and the Teamsters Proposal is the same and therefore the Proposal may be excluded from Chevron's 2009 Proxy Materials.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to be Inherently and Materially Misleading.

Proponents argue that the Proposal is "clear, definite and straightforward" and "susceptible to only one common sense reading" (presumably Proponents', not stockholders' "common sense reading"). *See Proponents' Letter at page 6.* Proponents do so in response to the arguments set forth in our original no-action request that, to recapitulate, the Proposal is impermissibly vague and indefinite because (a) the reference to "their adequacy" fails to clearly state whether Chevron is to report on the adequacy of "host country laws and regulations" or the adequacy of <u>Chevron's</u> "policies and procedures" and (b) the Proposal does not provide sufficient guidance as to the scope of the requested report.

Proponents' claim that the Proposal "plainly" calls for a report on the adequacy of host country laws and regulations, not the adequacy of Chevron's own policies. This is not, however, an accurate representation of the Proposal because in order to arrive at this conclusion any reader has to completely disregard the supporting statement. As noted in our original no-action request, on the one hand, the supporting statements in the Proposal are almost entirely devoted to

Chevron's alleged misdeeds in countries like Ecuador, Nigeria and Burma. *See Proposal at WHEREAS, para. 4-9; SUPPORTING STATEMENT.* On the other hand (and taking Proponents at their word), the Proposal asks for a report on Chevron's own policies for assessing the adequacy of those host countries' laws to protect human health, the environment and Chevron's reputation. *See Proposal at RESOLVED.* This doesn't make any sense. If the principle focus of the supporting statement is Chevron's own environmental record and practices (not the regulatory regimes of host countries), it is more logical to assume that the proposed report would focus on the adequacy Chevron's own policies, rather than the adequacy of host countries' laws and regulations. This is why we argue in our original no-action request that neither we nor stockholders can make any sense of exactly what the proposal is seeking. Hence, the Proposal is vague because the reference to "their adequacy" fails to clearly state whether Chevron is to report on the adequacy of "host country laws and regulations" or the adequacy of <u>Chevron's</u> "policies and procedures." *See Proposal at RESOLVED.*

In summary, the point of the foregoing is that the Proposal is inartfully drafted, internally inconsistent and, therefore subject to competing interpretations. These competing interpretations will only give rise to stockholders' inability to understand with any reasonable certainty what they are being asked to vote on and that, if the Proposal were to be approved, any action ultimately taken by Chevron to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. For these reasons, and for the reasons stated in our original no-action request, we ask that the Staff concur that Chevron may exclude the Proposal under Rule 14a-8(i)(3).

CONCLUSION

We respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Chevron agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Chevron only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796 or Rick E. Hansen, Counsel, Chevron Corporation at (925) 842-2778.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
Patrick Doherty, New York City Employees' Retirement System

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 19, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds")[1] in response to the January 23, 2009 letter sent to the Securities and Exchange Commission (the "Commission") by Christopher A. Butner, Assistant Secretary and Managing Counsel of Chevron Corporation ("Chevron" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(11), 14a-8 (i)(3) and 14a-8(i)(6) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 23, 2009 letter. Based upon that review, it is my opinion that the Proposal is not vague or indefinite nor substantially duplicative of another proposal and, therefore, it may not be omitted from the Company's 2009 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Chevron seeks.

<u>A. The Proposal</u>

The Proposal consists of ten whereas clauses followed by a resolution and a supporting

1 This response is also submitted on behalf of co-filers of the resolution: Amnesty International of the U.S.A., Inc.; the New York State Common Retirement Fund; and, the Pennsylvania Treasury Department.

statement. Among other things, the whereas clauses note: Chevron operates in 180 countries, including Africa, Asia and Latin America nations where environmental regimes may be less protective of human health and the environment than in other countries where the Company operates; the Company has repeatedly been cited for practices that allegedly have caused environmental damage and harmed the health and welfare of local communities; Chevron is on trial in Ecuador for widespread contamination of Amazonian and water resources; a court-appointed expert in the Ecuadorian litigation has recommended that Chevron be held liable for up to $27.3 billion in damages; Chevron is accused of polluting land and water resources in its ongoing operations in the Niger Delta and these problems have caused civil unrest, protests against the Company and a lawsuit; Unocal's pipeline operations in Burma contributed to the deforestation of the last primary tropical rainforest; Chevron's environmental, health and safety fines and settlements have increased from $3.99 million in 2003 to $14.06 million in 2007; and the Company's goal is to be "recognized and admired everywhere for having a record of environmental excellence."

The Resolved Clause then states:

> "RESOLVED: The shareholders request that the Board prepare a report by November 2008 [*sic*], prepared at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation.

The supporting statement then states:

> We believe that Chevron's record to date demonstrates a gap between its international environmental aspirations and its performance, which would be narrowed by a commitment to apply the highest environmental standards wherever the company operates. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

B. The Company's Opposition and the Funds' Response

In its letter of January 23, 2009, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under three provisions of SEC Rule 14a-8: Rule 14a-8(i) (11) (excludible if it substantially duplicates another shareholder proposal), Rule 14a-8(i) (3) (excludible if it is false or misleading), and Rule 14a-8(i)(6)(excludible if the company lacks the power or authority to implement it). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

I. THE COMPANY HAS NOT SHOWN THAT THE PROPOSAL IS DUPLICATIVE OF ANOTHER PROPOSAL AND THEREFORE, IT MAY NOT BE EXCLUDED AS SUBSTANTIALLY DUPLICATIVE UNDER RULE 14a-8(i)(11).

The Company claims erroneously that the Proposal may be excluded from its 2009 proxy materials as substantially duplicative of the proposal from the International Brotherhood of Teamsters (the "Teamsters' proposal"). First and foremost, a simple reading reveals that the Resolved Clauses in the two proposals differ fundamentally. The Resolved

Clause in the Teamsters' proposal seeks a report on factors that Chevron uses in deciding whether or not to invest in or stay invested in any country, i.e., "Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries." From the Teamsters' proposal's whereas clauses and supporting statement, it is clear that the focus of their requested report is on human rights. In marked contrast, the Funds seek a report on public health and environmental issues as specified in the Resolved Clause, which seeks a report "on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation." This readily apparent and very important dissimilarity in what each proposal asks for necessitates a finding that these proposals are not substantially duplicative.

Nevertheless, the Company argues in its January 23, 2009 letter that four factors demonstrate that the proposals present the same principal thrust and focus.[2] To the contrary, a comparative analysis of these factors underscores the great degree to which the two proposals vary:

(1) "both reflect a concern over the Company's criteria for determining whether to operate in various countries;"

Teamsters' proposal: *True*

This concern is clearly the thrust of the proposal as evidenced in the Resolved Clause ("a report...on Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries") and the supporting statement ("We believe that Chevron's current country selection process is opaque and leaves unclear how Chevron determines whether to invest in or withdraw from countries where...").

Funds' Proposal: *False*

Such concern is not reflected in the Resolved Clause, supporting statement or whereas clauses.

(2) "both request that Chevron analyze the potential effects to Chevron's reputation and brand resulting from Chevron's presence in various countries;"

Teamsters' proposal: *True*

The supporting statement indicates: "Chevron's presence exposes the Company to government sanctions, negative brand publicity, and consumer boycotts." ... "Political, economic and social environment would protect the company's commercial interests and brand/corporate image."

Funds' Proposal: *False*

Nothing in the Resolved Clause, the supporting statement, or the whereas clauses raises any concern about adverse publicity from Chevron's choice of which countries to invest in.

(3) "The supporting statements in both focus on Chevron's presence in countries which the Proponent implies have environmental and human rights problems (e.g.

2 The numbering of the factors follows the order set forth in the Company's letter.

Myanmar, Ecuador, Niger, Angola, China and Kazakhstan)"; and

Teamsters' proposal: *False*

The Teamsters' proposal never mentions environmental problems. While the word "environment" appears twice in the Teamsters' supporting statement: "Human rights environment would allow us to conduct business...," and "Political, economic and social environment would protect the company's commercial interests..." , the Teamsters are clearly not using the word to refer to the state of a country's land, air or water. In sharp contrast, the Funds' Proposal uses "environment" only to refer to the state of a country's land, air or water. It is troubling that the Company would represent that these completely different uses of the word "environment" represent any overlap of subject matter.

Funds' Proposal: *False*

The Funds' proposal, unlike the Teamsters', never mentions human rights problems.

(4) "The supporting statements in both focus on the perceived damage to Chevron's reputation arising from its presence in many of these countries."

Teamsters' proposal: *True*

See (2), *supra*.

Funds' Proposal: *False*

The Funds' Proposal deals only with the reputational impact of not protecting health and the environment.

See (2), *supra*.

In sum, contrary to the Company's assertion, not one of the four factors illustrates that the two proposals have a common principal thrust and focus.

The No-action Letters Cited by the Company are Inapposite

Consequently, the no-action letters the Company cites as addressing proposals that are "similar to the proposals at issue" are inapposite because here, the two proposals at issue do not have the same principal thrust and focus.[3] For example, in Seibel Systems, Inc., one proposal requested that the Board adopt a policy that future stock option grants to senior executives be performance-based, and the other proposal requested adoption of an "Equity Policy" designating the intended use of equity in management compensation programs. There is no comparable similarity here. It is similarly irrelevant for the Company to cite no-action letters in which the Staff found substantial duplication notwithstanding that the proposals were not "identical"[4] or had "nominal differences"[5] because those proposals, unlike the two here, still did share a principal focus and thrust.

3 Cooper Industries Ltd. (January 17, 2006); Merck and Co., Inc. (January 10, 2006); Seibel Systems, Inc. (April 15, 2003).

4 Qwest Communications International, Inc. (March 8, 2006); The Home Depot, Inc. (February 28, 2005); Bank of America Corp. (February 25, 2005); Pacific Gas & Electric Co. (February 1, 1993).

5 Ford Motor Co. (February 19, 2004); Wal-Mart Stores, Inc. (April 3, 2002).

Finally, the Company argues that the Proposal should be excluded since the content of the report requested by the Funds' Proposal would be subsumed by the report called for in the Teamsters' proposal. Yet, a report on Chevron's criteria for investment in, continued operations in and withdrawal from specific countries would not necessarily even mention Chevron's assessment of the adequacy of host country laws to protect health, the environment and the Company's reputation. Clearly, the shareholders are entitled to seek the two separate and distinct reports.

Consequently, the no-action letters the Company references where one requested report subsumed another, are not on point.[6] For example, in General Motors Corp., one proposal requested a report on the steps the company was taking to meet new fuel economy and greenhouse gas emission standards for its cars and trucks, while the second proposal sought a report regarding the adoption of quantitative goals based on current and emerging technologies for reducing total greenhouse gas emissions from the company's products and operations. Unlike the instant situation, one report would have necessarily addressed the concerns raised in both proposals.

The Company did not attempt to distinguish, nor, for that matter, did it even mention, the numerous no-action letters in which the Staff did not find the proposals substantially duplicative under Rule 14a-8(i)(11). Many of these situations are analogous to the instant case, in that although the two proposals at issue may have been concerned in some respects with the same very broad subject matter, the proposals differed from one another in the action that they sought from the company. For instance, in OGE Energy Corp. (February 27, 2008), while both proposals were concerned with greenhouse gases, one proposal sought a report on adopting quantitative goals for reducing greenhouse gas emissions, while the second proposal requested a report on how the company was assessing the impact of climate change. The Staff similarly did not find substantial duplication regarding two proposals that dealt with political partisanship: one requested an annual report about the company's political contributions, while the other proposal asked the company to avoid political partisanship by avoiding certain practices. Exxon Mobil Corporation (March 5, 2004). Here, too, while both proposals relate in some manner to international operations, the actions requested – a report on all international investment considerations versus a report on adequacy of laws to protect health, the environment and corporate reputation – are quite distinct.

For all of the foregoing reasons, Chevron has failed to carry its burden under Rule 14a-8(i)(11) of showing that the two tangentially-related proposals in fact address the same subject matter.

II. THE PROPOSAL IS NOT VAGUE OR INDEFINITE, AND SO IT MAY NOT BE OMITTED UNDER RULE 14a-8(i)(3).

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." Staff Legal Bulletin No. 14B (September 15, 2004).

Because its presentation is clear, definite and straightforward, the Proposal may not be excluded. It does not use ambiguous terms that need definition or clarification and is

6 General Motors Corp. (March 13, 2008); Wyeth (January 21, 2005).

susceptible to only one common sense reading. Each of the Company's attempts to inject ambiguity into the Proposal must fail, as follows:

(1) The Company takes issue with the phrase "their adequacy" in the Resolved Clause, claiming that it is unclear whether the Company is being asked to report on the adequacy of "their policies and procedures" or "host country laws and regulations." The Company states:

> While a simple reading of the Proposal may suggest that the proposal intends for an assessment of the adequacy of "host country laws and regulations," the supporting statement proceeds to discuss Chevron's policies and procedures "that allegedly have caused environmental damage and harmed the health and welfare of local communities."

The Resolved Clause, read reasonably – as Chevron calls it, "the simple reading" – plainly calls for a report on the adequacy of host country laws and regulations. Chevron cannot obfuscate a clear Resolved Clause by claiming to find ambiguity in the supporting statement. Moreover, if anything, the supporting statement makes even clearer that the request is for a report on the adequacy of host country laws and regulations.

(2) The Company claims that it is unclear what type of laws and regulations the Company is being asked to report upon regarding the protection of Chevron's reputation (libel, defamation, copyright and trademark protection law, etc.). As to reputation, however, the resolution is clearly seeking a report on the adequacy of host country's laws and regulations to protect human health and the environment, and <u>thereby</u> to protect Chevron's reputation as well.

(3) The Company asserts that regarding the adequacy of host country laws and regulations, "it is unclear what types of laws and regulations" the report should cover. It is difficult to believe that the Company does not understand that the Proposal seeks a report on the <u>health and environmental</u> laws and regulations in host countries.

In short, there is no merit to any of Chevron's claims that there are ambiguities in the Proposal that meet the "inherently vague or indefinite" standard set forth in Rule 14a-8(i)(3).

The No-action Letters Cited by the Company are Inapposite

Chevron first cites <u>Dyer v. SEC</u>, 287 F. 2d 773 (8th Cir. 1961), to support its claim that the Proposal is vague. In <u>Dyer</u>, the excluded resolution requested that the company set up a separate office apart from the Secretary's Office, and not under the jurisdiction of the Secretary, to handle the company' stockholder relations. The Court held, "The functions and purposes of the office to be created are left completely undefined in the proposal." Here, in contrast, the Proposal sets out plainly, and certainly does not leave "completely undefined," what the requested report must address.

All of the other no-action letters the Company cites as precedent for excluding the Proposal are similarly inapposite.[7] Unlike the Proposal, in each of these cases, the proposal was impermissibly vague. For example, in <u>Puget</u>, the proposal requested that the Board

---

7 <u>Bank of America Corp.</u> (June 18, 2007); <u>Peoples Energy Corporation</u> (November 23, 2004); <u>Puget Energy, Inc.</u> (March 7, 2002) <u>Fuqua Industries, Inc.</u> (March 12, 1991); <u>Occidental Petroleum Corp.</u> (February 11, 1991).

implement a policy of "improved corporate governance," but failed to define or clearly describe "improved corporate governance" or the means for its implementation. Likewise, in Peoples Energy Corporation, a proposal requesting that the Board take the necessary steps so that officers and directors not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" was found to be vague and indefinite since a "reckless neglect" standard was non-existent and undefined. Here, the requested report on protection of health, the environment and corporate reputation covers specific areas routinely covered by shareholder proposals, which are fully understood by both companies and shareholders.

The Company quotes NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp 144, 146 (S.D.N.Y. 1992): shareholders are "are entitled to know precisely the breadth of the proposal on which they are asked to vote." The Proposal readily meets that standard, as Chevron's shareholders will readily know the "breadth of the proposal" from the face of the Resolved Clause. The additional no-action letters cited by the Company for the proposition that shareholders must know precisely the breadth of the proposal are also readily distinguishable.[8] For example, in Berkshire Hathaway Inc., the proposal sought to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States, but the proposal failed to provide an adequate description, summary, excerpt, or reproduction of any or all Executive Orders that prohibit activities for U.S. corporations. Here, again, the Proposal uses common terms with readily-understood meanings, that can cause no confusion to Chevron or its shareholders.

III. THE PROPOSAL DOES NOT VIOLATE RULE 14a-8(i)(6) SINCE GIVEN THAT THE PROPOSAL IS NOT VAGUE AND INDEFINITE, THE COMPANY AND ITS BOARD HAVE THE POWER AND AUTHORITY TO IMPLEMENT IT.

Chevron's argument under Rule 14a-8(i)(6) rests upon its argument under Rule 14a-8(i)(3) that the Proposal is purportedly too vague, so the Company lacks power or authority to implement it. Because, as shown above, the Proposal is not vague, the Company indeed has power to implement it under Rule 14a-8(i)(6). Indeed, prior denials of no-action relief indicate that if a company is unsuccessful in excluding a proposal as vague and indefinite under Rule 14a-8(i)(3), then the proposal is also not excludible as beyond the company's power to implement under Rule 14a-8(i)(6). *See, e.g.,* 3M Company (February 16, 2006); Pfizer, Inc. (February 9, 2006); Allegheny Energy, Inc. (February 7, 2006).

The Company cites only International Business Machines Corp. (January 14, 1992) ("IBM"), in support of its argument that the Proposal should be excluded under Rule 14a-8(i)(6). The IBM proposal, however, bears not the slightest resemblance to the Funds' Proposal here. It involved a one-line Resolved Clause, stating only that "It is now apparent that the need for representation has become a necessity." In contrast, the nature of the requested report here is clear, and so the Funds' Proposal is well within the Company's power to implement it.

For those reasons, Chevron has failed to establish that the Proposal is beyond the power of the Company to effectuate under Rule 14a-8(i)(6).

---

8 Fuqua Industries, Inc. (March 12, 1991); Yahoo! Inc. (March 26, 2008); Bank of America Corp. (February 25, 2008); Bank of America Corp. (June 18, 2007); Berkshire Hathaway Inc. (March 2, 2007); Ryland Group, Inc. (January 19, 2005); Peoples Energy Corp. (November 24, 2004); American Telephone & Telegraph Co. (January 12, 1990).

IV. CONCLUSION

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions, or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Christopher A. Butner, Esq.
Assistant Secretary and Managing Counsel
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 23, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of New York City Employees' Retirement System et al
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the New York City Employees' Retirement System and certain co-proponents (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that "the Board prepare a report by November 2008, [*sic*] prepared at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation." A copy of the Proposal, its supporting statements and related correspondence is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently and materially misleading;
- Rule 14a-8(i)(6) because Chevron and its Board lack the power or authority to implement the Proposal; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to us that we intend to include in Chevron's 2009 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to be Inherently and Materially Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Similarly, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite"). *See also Peoples Energy Corp.* (avail. Nov. 23, 2004); *Occidental Petroleum Corp.* (avail. Feb. 11, 1991).

In the instant case, the Proposal asks that Chevron report on "the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation." The Proposal is vague because the reference to "their adequacy" fails to clearly state whether Chevron is to report on the adequacy of "host country laws and regulations" or the adequacy of <u>Chevron's</u> "policies and procedures." While a simple reading of the Proposal may suggest that the Proposal intends for an assessment of the adequacy of "host country laws and regulations," the supporting statement proceeds to discuss Chevron's policies and procedures "that allegedly have caused environmental damage and harmed the health and welfare of local communities." Rule 14a-8(i)(3) refers explicitly to supporting statements as well as the proposal as a whole, implying that the Proposal and supporting statement should be read together. *See* SLB No. 14B. When the Proposal and supporting statement are read together, it is unclear what assessment the Proposal seeks and thus there will be uncertainty as to what stockholders are being asked to consider and what Chevron is being asked to report upon. Moreover, to the extent that the Proposal requests a report assessing the adequacy of "host country laws and regulations with respect to their adequacy to protect . . . our company's reputation," it is unclear exactly what types of laws and regulations Chevron is to report upon. Under one reading, the Proposal could be addressing laws and regulations that are designed to protect Chevron's reputation (*e.g.*, the law on libel and defamation and the adequacy of a host company's copyright and trademark protection). Alternatively, the Proposal could be read to request an assessment of whether the host country's legal system is in such a state that conducting operations under those laws and regulations could damage Chevron's reputation.

When considering a stockholder proposal, stockholders are "entitled to know precisely the breadth of the proposal on which they are asked to vote." *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992). Thus, when stockholder proposals fail to clearly state what actions are requested or what is to be reported on, the Staff has concurred that such proposals may be excluded from an issuer's proxy statement under Rule 14a-8(i)(3) because "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Yahoo! Inc.* (avail. Mar. 26, 2008), the proposal sought to establish a "new policy [for] doing business in China, with the help from China's democratic activists and human/civil rights movement." However, neither the proposal nor the supporting statements provided sufficient guidance as to the nature or scope of the requested policy, such that neither Yahoo! nor its stockholders could ascertain the policy to be implemented. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). Moreover, in *Bank of America Corp.* (avail. Feb. 25, 2008) the Staff concurred that Bank of America could exclude from its proxy statement a proposal requesting that the board "amend its greenhouse gas emissions policies to observe a moratorium on all financing, investment, and further involvement in activities that support [mountain top removal ("MTR")] coal mining or the construction of new coal-burning power plants that emit carbon dioxide." Bank of America argued that the proposal was impermissibly vague and indefinite because, in part, "the [p]roposal and supporting statement offer little guidance on what are 'activities that support' MTR coal mining or the construction of new coal-burning power plants." Absent this guidance, Bank of America would be forced to speculate as to whether the proposal would prohibit it from doing business with "a company that supplies heavy equipment or earth moving machinery to a MTR coal mining company" or "permit a power plant construction company to maintain a checking account at one of its branches." *See also Bank of America Corp.* (avail. June 18, 2007) (permitting the exclusion of a proposal as impermissibly vague and indefinite when the proposal requested a report "concerning the thinking of the Directors concerning representative payees"); *Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (concurring with the exclusion of a proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations); *Ryland Group, Inc.* (avail. Jan. 19, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) when the proposal requested a report based on the Global Reporting Initiative's sustainability reporting guidelines); *Peoples Energy Corp.* (avail. Nov. 24, 2004) (*recon. denied* Dec. 10, 2004) (concurring with the exclusion of a proposal urging the board to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect"); *American Telephone & Telegraph Co.* (avail. Jan. 12, 1990) (concurring with the exclusion of a proposal relating to "not 'interfering' with the 'government policy' of any foreign government that the Company has been 'invited' to set-up facilities").

Similarly, the Proposal seeks a report but does not provide sufficient guidance as to the scope of the requested report. As noted, the Proposal is worded such that it is unclear whether the proposed report contemplates an analysis of the adequacy of "host country laws and regulations" or the adequacy of <u>Chevron's</u> "policies and procedures." *See, e.g. Bank of America Corp.* (avail. June 18, 2007). Moreover, to the extent that Proposal requests a report assessing the adequacy of "host country laws and regulations," it is unclear what types of laws and regulations Chevron is to report upon. As in *Yahoo! Inc.*, the Proposal fails to provide sufficient guidance as to the nature or scope of what it requests. Therefore, Chevron and its stockholders cannot ascertain what exactly is to be addressed in the requested report. Moreover, absent additional guidance in this regard, the Board would be forced to make subjective judgments on these issues, thereby risking noncompliance with the Proposal or a report far different than what the Proponent or stockholders expect.

As a result of the Proposal's vague and indefinite provisions, we believe that Chevron's stockholders will be unable to understand with any reasonable certainty what they are being asked to vote on and that, if the Proposal were to be approved, any action ultimately taken by Chevron to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. For these reasons, we ask that the Staff concur that Chevron may exclude the Proposal under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a 8(i)(6) Because Chevron and its Board Lack the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal if it is beyond the company's power to implement. The Proposal is beyond Chevron's and its Board's power to implement because the Proposal is sufficiently vague and indefinite such that neither Chevron, nor its Board, would be able to determine with certainty what actions are to be taken if the Proposal is adopted. A company "lacks the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). For this reason, we ask that the Staff concur that Chevron may exclude the Proposal under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Received by Chevron.

The Proposal substantially duplicates a stockholder proposal Chevron received on December 1, 2008, from the International Brotherhood of Teamsters (the "Teamsters Proposal"). *See* Exhibit B. The Teamsters Proposal requests "the Board to make available by the 2010 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries." As discussed below, the core issues addressed by the Proposal and the Teamsters Proposal are the same: Chevron's criteria and process for assessing the countries in which it operates.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). Chevron received the Teamsters Proposal on December 1, 2008, which is before the date Chevron received the Proposal, which was December 5, 2008. Chevron intends to include the Teamsters Proposal in its 2009 Proxy Materials and therefore requests that the Staff concur that the Proposal may be omitted as substantially duplicative of the Teamsters Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g.*, *Qwest Communications International, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Although phrased differently, the principal thrust or principal focus of the Proposal and the Teamsters Proposal are the same because:

- both reflect a concern over the company's criteria for determining whether to operate in various countries;
- both request that Chevron analyze the potential effects to Chevron's reputation and brand resulting from Chevron's presence in various countries;
- the supporting statements in both focus on Chevron's presence in countries which the Proponent implies have environmental and human rights problems (*e.g.*, Myanmar, Ecuador, Niger, Angola, China and Kazakhstan); and
- the supporting statements in both focus on the perceived damage to Chevron's reputation arising from its presence in many of these countries.

Thus, the Proposal and the Teamsters Proposal are similar to the proposals at issue in *Cooper Industries Ltd.* (avail. Jan. 17, 2006), where the Staff permitted the exclusion of a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" to stockholders because it substantially duplicated a prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on . . . ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights." *See also Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting exclusion of proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Seibel Systems, Inc.* (avail. Apr. 15, 2003) (permitting exclusion of a proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs").

Further Staff precedent demonstrating that proposals having the same principal thrust or principal focus, though nominally different, may be excluded under Rule 14a-8(i)(11) include *Ford Motor Co.* (avail. Feb. 19, 2004), where the Staff concurred that Ford could exclude a proposal requesting that the company adopt "goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent Congressional proposals" because it substantially duplicated a prior proposal requesting that the company prepare a report on, among other things, how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle products." Ford successfully argued that "although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness." *See also Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting exclusion of proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs").

Exclusion of the Proposal pursuant to Rule 14a-8(i)(11) also is appropriate because the content of the report requested in the Proposal would be subsumed by the report called for in the Teamsters Proposal. Preparing a report on the criteria Chevron uses to invest or operate in or withdraw from a particular country (the Teamsters Proposal) would necessarily include reporting on the policies and procedures that guide Chevron's assessment of host country laws and regulations in countries in which it operates. More specifically, each proposed report contemplates an evaluation of standards for determining whether to conduct business in various countries, particularly as they relate to issues involving human rights and health, environmental standards and risks to the Company's reputation. On prior occasions, the Staff has concurred that when a report proposed in a later proposal would be included within the scope of a report proposed in a prior proposal, exclusion under Rule 14a-(i)(11) is permitted. For example, in *General Motors Corp.* (avail. Mar. 13, 2008), the Staff permitted the exclusion of a proposal requesting "that a committee of independent directors . . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" because it substantially duplicated a prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders." General Motors successfully argued that the report requested in the second proposal concerning new fuel standards would be covered in any report addressing greenhouse gas emissions generally. Also, in *Wyeth* (avail. Jan. 21, 2005), the Staff concurred with the exclusion of a proposal requesting a "report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents" because it substantially duplicated a prior proposal requesting that the board "prepare a feasibility report on adopting a policy that would require Wyeth not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets." Wyeth successfully argued that the study concerning Canadian wholesalers would be completely subsumed by the report in the prior proposal seeking a report on reimportation of prescription drugs in the U.S. Similarly, because the report requested in the Teamsters Proposal would include largely the same information that the Proposal requests, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) is appropriate.

Finally, because the Proposal is substantially duplicative of the Teamsters Proposal, there is a risk that Chevron's stockholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, stockholders would assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Teamsters Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Chevron agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Chevron only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796 or Rick E. Hansen, Counsel, Chevron Corporation at (925) 842-2778.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
Patrick Doherty, New York City Employees' Retirement System

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 2, 2008

Ms. Lydia I. Beebe
Corporate Secretary and
Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Chevron Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Stockholder Proposal: Report on Global Environmental Standards

EXHIBIT A

WHEREAS:

The *Chevron Business and Ethics Code* places the highest priority on the safety of its staff, community members and the environment where it operates. Corporate Policy 530 "commits Chevron to comply with the spirit and letter of all environmental, health and safety laws and regulations, regardless of the degree of enforcement."

Our company operates in 180 countries, including Africa, Asia and Latin America nations where environmental regimes may be less protective of human health and the environment than in other countries where Chevron operates.

CEO David O'Reilly has recognized the importance of our company's relationships with oil producing nations in Africa and Latin America. (*International Petroleum Finance*, 03/09/05, "Chevron Chief Believes the Surplus is Over.")

Notwithstanding Chevron's efforts to comply with environmental laws and regulations in developing countries, our company has repeatedly been cited for practices that allegedly have caused environmental damage and harmed the health and welfare of local communities.

• Chevron is on trial in Ecuador for widespread contamination of Amazonian land and water resources in the 1970s. ("Ecuador Keeps Up Oil Cleanup Fight Against Chevron," *Los Angeles Times*, 11/17/08)

• A court-appointed expert in the Ecuadorian litigation has recommended that Chevron be held liable for up to $27.3 billion in damages. This amount includes $18.9 billion for environmental remediation and compensation to local people, and $8.3 billion in unjust enrichment penalties. (*Technical Summary Report*, Engineer Richard Cabrera, Expert for the Court of Nueva Loja- November, 2008)

• Chevron is accused of polluting land and water resources in its ongoing operations in the Niger Delta. According to observers, these persistent environmental problems have fueled civil unrest, protests against our company and a related lawsuit alleging Chevron's complicity in security forces' killing of two protestors. ("Chevron Faces Suit Over Nigerian Violence," *San Francisco Chronicle*, 10/26/08)

• Unocal's pipeline operations in Burma contributed to the deforestation of the last primary tropical rainforest on mainland Asia, a recognized 'biodiversity hot spot.' ("Unocal-Total Oil Pipeline in Burma Threatens Indigenous People, Animals," *Environmental News Network*, 4/27/02)

Chevron's Environmental, Health and Safety Fines and Settlements have increased from $3.99 million in 2003 to $14.06 million in 2007, according to the company's latest Corporate Responsibility Report.

Stockholder Proposal: Report on Global Environmental Standards

EXHIBIT A

Chevron's three strategic priorities for environmental performance are: "Defining world-class standards, measuring and communicating performance and demonstrating continual performance improvement," toward the goal of being "recognized and admired everywhere for having a record of environmental excellence."

RESOLVED: The shareholders request that the Board prepare a report by November 2008, prepared at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation.

SUPPORTING STATEMENT:

We believe that Chevron's record to date demonstrates a gap between its international environmental aspirations and its performance, which would be narrowed by a commitment to apply the highest environmental standards wherever the company operates. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

EXHIBIT A

BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: Chevron Corporation CUSIP#: 166764100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 2,461,999 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

EXHIBIT A

BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: Chevron Corporation CUSIP#: 166764100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 2,245,703 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT A

BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: Chevron Corporation CUSIP#: 166764100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,246,335 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT A

BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: Chevron Corporation CUSIP#: 166764100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 418,896 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT A

BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: Chevron Corporation CUSIP#: 166764100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 143,423 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT A

Treasury Department
Commonwealth of Pennsylvania
Harrisburg, Pennsylvania 17120-0018

December 18, 2008

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Via Fax: 925-842-6047

Re: New York City Shareholder Initiative

Dear Ms. Beebe

The Pennsylvania Treasury Department is currently the custodian and trustee with authority to exercise control over 125,500 equity shares of Chevron Corporation common stock. As the person with control over these securities and the power to vote these securities in corporate matters, the Treasurer of Pennsylvania, Robin L. Wiessmann would like to inform you of the Pennsylvania Treasury's desire to co-sponsor the shareholder proposal presented to you by the City of New York Office of the Comptroller on December 2, 2008 in accordance with rule 14a-8 of the Securities Exchange Act of 1934.

The Pennsylvania Treasury Department will forward you letters from the Bank of New York Mellon certifying the Department's ownership, continually for over a year of shares of Chevron Corporation common stock. The Department intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Thank you for your attention to this matter.

Sincerely,

Leo Pandeladis
Deputy State Treasurer and Chief Counsel

cc. Honorable Robin L Wiessmann, Treasurer of Pennsylvania.

EXHIBIT A

BNY MELLON
ASSET SERVICING

December 24, 2008

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Lydia:

This letter is in response to your request for confirmation that Commonwealth of PA Treasury held 257,230 shares of Chevron at November 30, 2008. This letter also confirms that Commonwealth of PA Treasury has continuously held shares of Chevron stock for at least one year prior to that date and the investment had a market value greater than $2,000 throughout the period.

This security is currently held by BNY Mellon for the Commonwealth of PA Treasury in our nominee name at the Depository Trust Company and this letter is a statement of BNY Mellon as record holder of the above referenced common stock.

Please contact me directly at 412-234-4137 with any questions.

Thank you.

Regards,

Richard Cochran
Assistant Vice President
BNY Mellon Client Service

EXHIBIT A

LIB
DEC 29 2008

December 18, 2008

Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Fax 925-842-3530, 925-842-6047
Email lydia.beebe@chevrontexaco.com, lydia.beebe@chevron.com

Sent via postal mail, fax and email

Dear Ms. Beebe:

I write to you on behalf of Amnesty International of the U.S.A., Inc. (Amnesty International USA). Amnesty International USA currently holds shares of Chevron Corporation valued at over $2,000 and owned for over one year. It is our intent to continue holding stock of more than $2,000 in market value through the 2009 annual meeting of Chevron Corporation. We will provide verification of our ownership position upon request.

Amnesty International USA is the United States section of Amnesty International. Amnesty International is a Nobel Prize-winning human rights organization with over 2.2 million members worldwide and with more than 40 years of experience working on human rights issues. The Universal Declaration of Human Rights calls upon every organ of society, which includes companies and business operations in general, to protect and promote human rights, including the rights to health, food and water, and to "life, liberty and security of person." According to the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights, companies, within their spheres of activity and influence, have responsibilities in connection with the interests, health, safety, and human rights of the communities in which they operate. As a stockholder, we are troubled that Chevron appears to have failed to adequately address the ongoing health and environmental concerns of the communities affected by Texaco's twenty years of operations in Ecuador between 1972 and 1992.

Therefore, I hereby notify you that Amnesty International USA is co-filing the enclosed shareholder resolution in cooperation with the New York City Comptroller's Office. The resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under Rule 14-a8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Pat Doherty will serve as our primary contact for this resolution, but please copy us on any documentation related to this resolution. Additionally, should you require a custodian letter or any other materials relating to our ownership of the aforementioned corporate stock, please copy Gordon Singh, Managing Director of Finance at Amnesty International USA, gsingh@aiusa.org, on any requests you send to me.

I appreciate your indicating in the proxy statement that Amnesty International USA is a cosponsor of this resolution. Amnesty International USA will be represented in person or by proxy at the annual meeting as required by the SEC Rules.

Sincerely,

Erica Razook
Director, Business and Human Rights
Amnesty International USA
212-633-4208
erazook@aiusa.org

Encl: Resolution text

Cc: Pat Doherty, New York City Office of the Comptroller

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 17, 2008

Lydia I. Beebe, Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

As Comptroller of the State of New York, I am the sole Trustee of the New York State Common Retirement Fund ("Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State and Local Police and Fire Retirement System. The Fund's portfolio currently includes the beneficial ownership of 7,609,184 shares of Chevron Corporation's common stock. The Fund has held continuously at least $2,000 in market value of Chevron securities for more than one year.

I understand that a resolution has been submitted by the Office of the Comptroller of New York City as custodian and trustee of the New York City Pension Funds for consideration at the Company's 2009 annual meeting, requesting that the Board of Directors prepare a report by November 2009, at reasonable cost and excluding proprietary information, regarding the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and the Company's reputation. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the resolution is enclosed herewith.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward to you evidence of the Fund's beneficial ownership. If you have any questions, please contact Maureen Madden in my Office at (518) 473-0361. Thank you for your consideration.

Sincerely,

Thomas P. DiNapoli
State Comptroller

Enclosure

EXHIBIT A

JPMorgan

INVESTOR SERVICES

JP Morgan Investor Services

3 MetroTech Center, 5th Floor
Brooklyn, New York 11245

Daniel Murphy
Vice President
Tel 212-623-8536
Fax 212-623-0604

December 17, 2008

Ms. Lydia I. Beebe, Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon CA 94583-2324

Dear Ms. Beebe,

This letter is in response to a request by Mr. Thomas P. Di Napoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Chevron Corporation continuously for at least one year as of December 15, 2008.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 7,609,184 shares of common stock as of December 15, 2008 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me at (212) 623- 8536.

Regards,

Daniel F. Murphy

cc: Elaine Reilly- NYSCRF

EXHIBIT A

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

LIB
DEC 18 2008

December 17, 2008

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Via Overnight Mail

Dear Ms. Beebe:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management.

I am authorized to notify you of our intention to file the enclosed shareholder resolution. Trillium submits this resolution for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trillium submits this proposal on behalf of our client Alexandra Lorraine, who is the beneficial owner, per Rule 14a-8, of more than $2,000 worth of Chevron Corporation common stock acquired more than one year prior to this date. We will provide verification of ownership from our custodian separately upon request. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

I can be reached at 617-292-8026, x248 and look forward to your response.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Scoial Research and Advocacy

BOSTON	DURHAM	SAN FRANCISCO	BOISE
711 Atlantic Avenue	353 West Main Street, Second Floor	369 Pine Street, Suite 711	950 W. Bannock Street, Suite 530
Boston, Massachusetts 02111-2809	Durham, North Carolina 27701-3215	San Francisco, California 94104-3310	Boise, Idaho 83702-6118
T: 617-423-6655 F: 617-482-6179	T: 919-688-1265 F: 919-688-1451	T: 415-392-4806 F: 415-392-4535	T: 208-387-0777 F: 208-387-0278
800-548-5684	800-853-1311	800-933-4806	800-567-0538

WHEREAS:

The *Chevron Business and Ethics Code* places the highest priority on the safety of its staff, community members and the environment where it operates. Corporate Policy 530 "commits Chevron to comply with the spirit and letter of all environmental, health and safety laws and regulations, regardless of the degree of enforcement."

Our company operates in 180 countries, including Africa, Asia and Latin America nations where environmental regimes may be less protective of human health and the environment than in other countries where Chevron operates.

CEO David O'Reilly has recognized the importance of our company's relationships with oil producing nations in Africa and Latin America. (*International Petroleum Finance*, 03/09/05, "Chevron Chief Believes the Surplus is Over.")

Notwithstanding Chevron's efforts to comply with environmental laws and regulations in developing countries, our company has repeatedly been cited for practices that allegedly have caused environmental damage and harmed the health and welfare of local communities.

• Chevron is on trial in Ecuador for widespread contamination of Amazonian land and water resources in the 1970s. ("Ecuador Keeps Up Oil Cleanup Fight Against Chevron," *Los Angeles Times*, 11/17/08)

• A court-appointed expert in the Ecuadorian litigation has recommended that Chevron be held liable for up to $27.3 billion in damages. This amount includes $18.9 billion for environmental remediation and compensation to local people, and $8.3 billion in unjust enrichment penalties. (*Technical Summary Report*, Engineer Richard Cabrera, Expert for the Court of Nueva Loja- November, 2008)

• Chevron is accused of polluting land and water resources in its ongoing operations in the Niger Delta. According to observers, these persistent environmental problems have fueled civil unrest, protests against our company and a related lawsuit alleging Chevron's complicity in security forces' killing of two protestors. ("Chevron Faces Suit Over Nigerian Violence," *San Francisco Chronicle*, 10/26/08)

• Unocal's pipeline operations in Burma contributed to the deforestation of the last primary tropical rainforest on mainland Asia, a recognized 'biodiversity hot spot.' ("Unocal-Total Oil Pipeline in Burma Threatens Indigenous People, Animals," *Environmental News Network*, 4/27/02)

Chevron's Environmental, Health and Safety Fines and Settlements have increased from $3.99 million in 2003 to $14.06 million in 2007, according to the company's latest Corporate Responsibility Report.

EXHIBIT B

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 1, 2008

VIA FACSIMILE: 925. 842.2846
VIA UPS GROUND

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2009 Annual Meeting.

The General Fund has owned 60 shares of Chevron Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

WHEREAS:

Following the Burmese military's crackdown on peaceful demonstrators in September 2007, its restrictions on allowing humanitarian relief into Burma after cyclone Nargis and its recent sentencing of pro-democracy activists to lengthy prison terms, Chevron has faced escalating government criticism, negative publicity, and a consumer boycott concerning its investment in Burma;

The U.S. government has three times enacted economic sanctions on Burma, including a ban on new investment in 1997, a ban on imports in 2003, and further restrictions on imports in 2008;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy that won more than 80 per cent of the seats in the 1990 Burmese elections, has repeatedly called for economic sanctions on Burma. She stated that corporations in Burma "create jobs for some people, but what they're mainly going to do is make an already wealthy elite wealthier, and increase its greed and strong desire to hang on to power ... these companies harm the democratic process a great deal;"

Chevron, in partnership with Total of France, the Petroleum Authority of Thailand, and Myanma Oil and Gas Enterprise (MOGE), holds equity in the largest investment project in Burma: the Yadana gas-field and pipeline that transports gas to Thailand and has reportedly paid millions of dollars to the Burmese regime;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor on infrastructure related to the pipeline project;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that the Company was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide pipeline security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma including its legal, moral, and political liabilities;

EXHIBIT B

Chevron also does business in other countries with controversial human rights records: Angola, China, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to make available by the 2010 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries.

SUPPORTING STATEMENT: We believe that Chevron's current country selection process is opaque and leaves unclear how Chevron determines whether to invest in or withdraw from countries where:

- the government has engaged in ongoing and systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and
- Chevron's presence exposes the Company to government sanctions, negative brand publicity, and consumer boycotts.

Levi Strauss discloses Country Assessment Guidelines on its website (http://www.levistrauss.com/Downloads/GSOG.pdf). It decides whether to do business in countries using criteria that include:

> "Human rights environment would allow us to conduct business activities in a manner that is consistent with the Global Sourcing and Operating Guidelines and other company policies."
>
> "Political, economic and social environment would protect the company's commercial interests and brand/corporate image."

EXHIBIT B

AMALGAMATED BANK.

December 1st, 2008

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Chevron Corporation. – Cusip # 166764100

Dear: Ms. Beebe:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Share") of Chevron Corporation., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ...B Memorand... The International Brotherhood of Teamsters General Fund has held the Shares continuously since 11/01/07 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

Cc: Jamie Carroll